

Mail Stop 4720

December 4, 2015

<u>Via E-mail</u>
Jeffrey D. Marrazzo
Chief Executive Officer
Spark Therapeutics, Inc.
3737 Market Street
Suite 1300
Philadelphia, PA 19104

> **Re: Spark Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 25, 2015**
> **File No. 333-208227**

Dear Mr. Marrazzo:

We have limited our review of your registration statement to consideration of your pending requests for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the confidential treatment requests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Sharon Blume for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Lia Der Marderosian, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        7 World Trade Center, 250 Greenwich Street
        New York, NY 10007